UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-22373 CUSIP NUMBER 25520Q 30 8

[X] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K	For Period Ended: December 31, 2004

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

Full Name of Registrant: Diversified Financial Resources Corporation

Former Name if Applicable N/A

Address of Principal Executive Office:

1771 Wolviston Way

San Diego, CA 92154

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The extensive nature of the purchases and transfers of assets during the reporting period and the resulting changes in the Company's operations have created additional delays in preparing and completing the financial statements of the Company. A specific result of those changes has resulted in the need to obtain confirmations from a large number of creditors. The receipt of those confirmations by our auditors have been unusually delayed, without any fault of the company. Because of the time and resources dedicated to those efforts and the recent changes to the Company's accounting staff, the Company will be unable to complete the Form 10-KSB, on a timely basis, without unreasonable effort or expense.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

John Chapman, President (619) 575-7041

(Name) (Title) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(X ) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( ) Yes (X) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

Diversified Financial Resources Corporation

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2005 By:__/s/ John Chapman____________

Name: John Chapman, President

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